EXHIBIT 1.01

BEMIS COMPANY, INC.

Conflict Minerals Report

For the period from January 1, 2014 to December 31, 2014

This is the Conflict Minerals Report (“Report”) of Bemis Company, Inc. (referred to herein as “Bemis,” “we” and “our”) for the 2014 calendar year, pursuant to Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”). Certain capitalized terms used but not defined herein have the meanings assigned to them in the Rule.

I.                                        Overview

Bemis is primarily a manufacturer of flexible packaging.  However, we may be deemed by the Rule to manufacture or contract to manufacture certain filling machines for packaged food products that were sold in South America that contain Conflict Minerals (the “Covered Products”).  As described in our Form SD for the period from January 1, 2014 to December 31, 2014 (the “2014 Form SD”), we conducted a good faith reasonable country of origin inquiry regarding the Covered Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals contained in the Covered Products originated in the Covered Countries and whether any of the Conflict Minerals contained in the Covered Products were from recycled or scrap sources.  After our reasonable country of origin inquiry, which is described in more detail in our 2014 Form SD, approximately twenty of our thirty-one suppliers of Conflict Minerals were unable to provide us with a reasonable assurance that the Conflict Minerals in our Covered Products did not originate from the Covered Countries (the “Unknown Source Conflict Minerals”).

II.                                   Due Diligence Process

Due Diligence Framework

Our due diligence measures have been designed to be in conformity, in all material respects, with the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition.

Due Diligence Measures Performed

We have established management systems to support the execution of our Conflict Minerals program and to ensure it operates efficiently and is sustainable into the future.  These systems include processes to identify Conflict Minerals in any products we may be deemed to manufacture or have contracted to be manufactured and to engage relevant first-tier suppliers and request information from them regarding Conflict Minerals, and to collect, analyze and retain any such information received from them.

We conducted due diligence by inquiring about the source and chain of custody of the Conflict Minerals used in our Covered Products and reviewing additional information, if any, provided by the supplier.

Due Diligence Results

As described above, we requested information from the direct suppliers of the Unknown Source Conflict Minerals in an effort to identify the facilities used to process the Conflict Minerals contained in our Covered Products.  However, we did not receive responses from the direct suppliers of the Unknown Source Conflict Minerals.

Based on the results of our due diligence process, we have determined that our Covered Products manufactured during calendar year 2014 are DRC conflict undeterminable.  Our 2014 Form SD and this Report are available on our website, along with our other SEC filings, at www.bemis.com, by clicking on “Investors” and then selecting “SEC Filings.”

III.                              Steps to be Taken to Mitigate Risk

We intend to continue to engage with any direct suppliers of Conflict Minerals to increase the content and quality of their responses to enable us to identify the sourcing of the Conflict Minerals and determine whether they originate from refiners determined to be conflict-free through the Conflict-Free Smelter Program.

Separately, we have entered into an agreement to sell the portion of our business that manufactures the Covered Products.